

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Michel Detheux
Chief Executive Officer
iTeos Therapeutics, Inc.
139 Main Street
Cambridge, MA 02142

> **Re:** **iTeos Therapeutics, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.3 and 10.4**
> **Filed June 24, 2020**
> **File No. 333-239415**

Dear Dr. Detheux:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance